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                            Apollo BioPharmaceutics, Inc.
                            One Kendall Square, Suite 2200
                            Cambridge, Massachusetts 02139


                                     June 6, 1997

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

    Re:  Apollo BioPharmaceutics, Inc.
         Registration Statements on Form SB-2
         (Reg. Nos. 333-18769 and 333-26265)

Gentlemen and Ladies:

    In accordance with Rule 477 promulgated under the Securities Act of 1933, Apollo BioPharmaceutics, Inc. (the "Company") hereby requests that the Company's Registration Statement on Form SB-2 (Reg. No. 333-18769) and the Company's Registration Statement on Form SB-2 (Reg. No. 333-26265), and all exhibits thereto, be withdrawn effective immediately. Registration Statement No. 333-18769, which was declared effective by order of the Commission on March 27, 1997, is being withdrawn because the offering under that Registration Statement was abandoned by the lead underwriter subsequent to effectiveness. Registration Statement No. 333-26265, which was never declared effective by the Commission, is being withdrawn because the offering under that Registration Statement was abandoned due to market conditions. No securities were sold or will be sold under either of the Registration Statements.

    If you have any questions regarding this request, please contact either John J. Cheney, Esq. of Palmer & Dodge LLP at (617) 573-0563 or me at (617) 621-7154.

                             Sincerely,

                             APOLLO BIOPHARMACEUTICS, INC.


                             By:   /s/ Katherine Gordon, Ph.D.
                                   -----------------------------------
                                   Katherine Gordon, Ph.D
                                   President and Chief Executive Officer

cc: Steven Brown (Nasdaq)